UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

January 2006

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Unit 1 – 15782 Marine Drive, White Rock, BC Canada V4B 1E6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [X]     Form 40 F [   ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release January 24, 2006

DESCRIPTION:

Asia Pacific Resources Announcement – Thai executive appointed as CEO of Asia Pacific Potash Corporation Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.
Date January 24, 2006	(Registrant)

By	“Doris Meyer”
(Signature)
Doris Meyer, Assistant Corporate Secretary Asia Pacific Resources Ltd.